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                             July 9, 2021

       Jeffrey J. Guzy
       Chief Executive Officer
       CoJax Oil and Gas Corporation
       3033 Wilson Boulevard, Suite E-605
       Arlington, VA 22201

                                                        Re: CoJax Oil and Gas
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed June 24, 2021
                                                            File No. 333-257331

       Dear Mr. Guzy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed June 24, 2021

       Cover Page

   1. We note your disclosure that the Selling Stockholders may only sell their shares at a fixed price of $2.00 per
share until your common stock is "quoted on the OTCQB or another public trading market
otherwise develops.    Please revise here, and make corresponding
                                                        changes elsewhere in
the prospectus, to further specify that the Selling Stockholders will sell their shares at a
fixed price until the shares are quoted on the OTC Bulletin Board,
                                                        OTCQX or the OTCQB or
until the shares are listed on a national securities exchange, at which time they may be
sold at prevailing market prices or privately negotiated prices. In this regard, note that
we do not consider quotation on the OTC Pink to be an established trading market for
purposes of satisfying Item 501(b)(3) of Regulation S-K.
 Jeffrey J. Guzy
CoJax Oil and Gas Corporation
July 9, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.




                                                           Sincerely,
FirstName LastNameJeffrey J. Guzy
                                                           Division of
Corporation Finance
Comapany NameCoJax Oil and Gas Corporation
                                                           Office of Energy &
Transportation
July 9, 2021 Page 2
cc:       Eleanor Osmanoff
FirstName LastName